Citigroup Global Markets Holdings Inc. Guaranteed by Citigroup Inc.

Market-Linked Notes Linked to the iShares® MSCI EAFE ETF Due May 5, 2022

Preliminary Terms
Issuer:	Citigroup Global Markets Holdings Inc.
Guarantor:	Citigroup Inc.
Underlying shares:	Shares of the iShares® MSCI EAFE ETF (ticker symbol: “EFA”)
Pricing date:	April 30, 2019
Valuation date:	May 2, 2022
Maturity date:	May 5, 2022
Payment at maturity:

For each note you hold at maturity, the $1,000 stated principal amount plus the note return amount, which will be either zero or positive

If the final share price depreciates from the initial share price, you will be repaid the stated principal amount of your notes at maturity but will not receive any return on your investment. The notes are unsecured debt securities. All payments on the notes are subject to the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc.

Note return amount:

If the final share price is greater than the initial share price:
$1,000 × the share return, subject to the maximum return at maturity

If the final share price is less than or equal to the initial share price:
$0

Maximum return at maturity:	$210 and $230 per note (21% to 23% of the stated principal amount). The payment at maturity per note will not exceed the stated principal amount plus the maximum return at maturity.*
CUSIP / ISIN:	17326YFF8 / US17326YFF88

* The actual maximum return at maturity will be determined on the pricing date

Initial share price:	The closing price of the underlying shares on the pricing date
Final share price:	The closing price of the underlying shares on the valuation date
Share return:	(i) The final share price minus the initial share price, divided by (ii) the initial share price
Hypothetical Payment at Maturity Diagram*

■ The Notes	■ The Underlying Shares
* Assumes that the maximum return at maturity is equal to the lowest value indicated under Preliminary Terms.

This offering summary does not contain all of the material information an investor should consider before investing in the notes. This offering summary is not for distribution in isolation and must be read together with the accompanying preliminary pricing supplement and the other documents referred to therein, which can be accessed via the following hyperlink:

Preliminary Pricing Supplement dated April 2, 2019

Citi Structured Investments	+1-212-723-3136	structured.investments@citi.com

Selected Risk Considerations

•	You may not receive any return on your investment in the notes. You will receive a positive return on your investment in the notes only if the underlying shares appreciates from the initial share price to the final share price. If the final share price is equal to or less than the initial share price, you will receive only the stated principal amount for each note you hold at maturity.
•	The notes do not pay interest.
•	Your potential return on the notes is limited.
•	Your payment at maturity depends on the closing price of the underlying shares on a single day.
•	Investing in the notes is not equivalent to investing in the underlying shares.
•	The notes are subject to the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc. If Citigroup Global Markets Holdings Inc. defaults on its obligations under the notes and Citigroup Inc. defaults on its guarantee obligations, you may not receive anything owed to you under the notes.
•	Sale of the notes prior to maturity may result in a loss of principal.
•	The notes will not be listed on any securities exchange and you may not be able to sell them prior to maturity.
•	The estimated value of the notes on the pricing date will be less than the issue price. For more information about the estimated value of the notes, see the accompanying preliminary pricing supplement.
•	The value of the notes prior to maturity will fluctuate based on many unpredictable factors.
•	The underlying shares are subject to risks associated with non-U.S. markets.
•	Fluctuations in exchange rates will affect the price of the underlying shares.
•	The issuer and its affiliates may have conflicts of interest with you.

The above summary of selected risks does not describe all of the risks associated with an investment in the notes. You should read the accompanying preliminary pricing supplement and product supplement for a more complete description of risks relating to the notes.

Additional Information

Citigroup Global Markets Holdings Inc. and Citigroup Inc. have filed registration statements (including the accompanying preliminary pricing supplement, product supplement, underlying supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the accompanying preliminary pricing supplement, product supplement, underlying supplement, prospectus supplement and prospectus in those registration statements (File Nos. 333-224495 and 333-224495-03) and the other documents Citigroup Global Markets Holdings Inc. and Citigroup Inc. have filed with the SEC for more complete information about Citigroup Global Markets Holdings Inc., Citigroup Inc. and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request these documents by calling toll-free 1-800-831-9146.

Filed pursuant to Rule 433

Citi Structured Investments	+1-212-723-3136	structured.investments@citi.com